

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2011

H.J. Cole
President, Secretary, Treasurer and Director
Foreclosure Solutions, Inc.
2502 Live Oak Street, Suite 205
Dallas, Texas 75204

Re: Foreclosure Solutions, Inc.
        Registration Statement on Form S-1
        Filed March 31, 2011
        File No. 333-173215

Dear Mr. Cole:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize … offerings for attempts to create the appearance that the registrant … has a specific business plan, in an effort to avoid the application of Rule 419." See Securities Act Release No. 33-6932 (April 28, 1992).

We note you indicate on page 1 that you are not a blank check company. However, as you point out in your disclosure, you have no revenues and no operations. In addition, your business plan focuses on your website, which you have not yet started to develop (page 27), and on providing realtor services to customers, upon which you have not begun to execute. We note from your disclosure on page 9 that you do not have any formal relationships with parties to perform realty services, and on page 30, you state that you have no employees and do not expect to have any for at least twelve months. In addition, although you indicate that you will require additional financing to operate over the next year, you have no specific plans to obtain such financing.

In view of the foregoing, it seems that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering. If you believe that you do not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the prospectus, as well as a specific business plan. Please refer to Item 101(a)(2) of Regulation S-K. We offer the following comments to help you revise your disclosure.

2.   Please provide us with copies of all graphics, maps, photographs and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review.

Financial Summary Information, page 3

3.   Please reflect your balance sheet data to be as of December 31, 2010 rather than the period from December 9, 2010 to December 31, 2010.

Risk Factors, page 3

4.   Please add risk factor disclosure, as appropriate, to discuss any concentration risks you may face. We note that you intend to focus your real estate business only on foreclosure properties. Please also address any geographic concentration risks.

"We lack an operating history and have losses that we expect to continue…," page 4

 "We are negatively impacted by a downturn in the residential real estate market…," page 5

5.   Please note that each risk factor should address a single material risk in a concise manner. It appears that these risk factors are addressing multiple risks in a bulleted list. To the extent that any of these risks are significant enough to warrant separate risk factors, please revise accordingly.

Dilution, page 15

6.   Please revise to include disclosure required by Item 506 of Regulation S-K. Please note that this item requirement covers common equity acquisitions by officers, directors, promoters and affiliated persons over the past 5 years. We note that you issued 5,000,000 shares to your sole officer and director in 2010 for $0.0001 per share and that this registration statement registers shares to be sold at $0.03 per share.

Selling Security Holders, page 16

7.   Based on the fact that Mr. Cole owns 71.4% of your common shares, it is unclear how you arrived at each of the percentage amounts in the third column of the table on pages 17-18. Please advise us as to whether some of these percentages include beneficially owned shares that are not detailed in the footnotes, or, alternatively, revise the table if necessary.

8.   We note your disclosure in footnote (4) on page 18. Please note that, to the extent a person is deemed to beneficially own another person's shares, the entire ownership amount should be reflected in the table. Please revise your table accordingly. In addition, we note that the following selling shareholders may be relatives and may be deemed to beneficially own one another's shares: Ira Morris and Paul Morris, and Mike Fontaine and Liberina Fontaine. Please revise footnote (4), if appropriate, to include them.

Description of Securities to be Registered, page 23

9.   We note your disclosure indicates that there are currently no differences in the rights or restrictions between common stock and preferred stock classes of equity. Please clarify your disclosure in an amended filing as it appears that the common stock may have dividend and voting rights that the preferred stock would not.

Blue Sky Restrictions on Resale, page 22

10.   Refer to the last sentence in this section. Please tell us whether you plan to assist the selling shareholders with compliance with blue sky laws. If so, please tell us how you will fund such assistance.

Description of Securities to be Registered, page 23

11.   Please revise the heading of this section. We note that you are not registering any preferred stock.

Overview, page 25

12.   Please describe in greater detail how your business will actually operate. For example, it is currently unclear how users of your free website will become clients of yours, and it is unclear how you will match them up with realtors. In addition, for each service or business activity, please describe specifically how you will derive a fee from the service or activity, and disclose any fee amounts.

13.   Please disclose the geographic market you plan to target.

14.   At the bottom of page 25, you state that you developed your business plan in 2010. Please describe that plan in greater detail, including the steps you will take to get your business up and running. We note from your disclosure on page 27 that you have not yet begun to develop your website, which seems to be central to your business. Also, we note your "Employees" disclosure on page 30. Please explain how you intend to operate your business without employees for the next twelve months.

Description of Property, page 31

15.   We note you indicate you have "no policies with respect to investments in real estate, real estate mortgages, or securities of or interests in persons primarily engaged in real estate activities." Please tell us whether you plan to invest in real estate or real estate interests.

Management's Discussion and Analysis, page 33

16.   Please provide an overview that discusses your company's plan of operations. Please provide details of your specific plan of operations for the next twelve months, including detailed milestones, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding.

Liquidity and Capital Resources, page 34

17.   In the table on page 34, please explain the significance of the middle "Estimated Completion Date" column.

18.   We note you indicate that you intend to meet your cash requirements for the next 12 months through a combination of debt financing and equity financing. Please revise your disclosure to be more specific about the sources of your liquidity for the next 12 months. For example, if you plan to incur debt obligations, you should disclose whether you have identified any potential lenders.

Expenses, page 35

19.   We note that your disclosure of total expenses during the financial statement reporting period does not reconcile with total expenses of $8,425 reflected on your statement of operations. Please revise.

20.   We note you indicate that Mr. Cole has provided mortgage broker services under the name "Select Mortgage Group" and real estate broker services under the name "Select Realty Group" since March 2006. Please revise to clarify whether Mr. Cole is currently affiliated with those companies, and explain his affiliation. We note your disclosure on page 38 that Mr. Cole may encounter a conflict of interest in allocating his time between your operations and those of other businesses. Please disclose his other employment.

Significant Employees, page 39

21.   We note you indicate you had no part time or full time employees as of March 31, 2011.
        Please explain why you do not consider Mr. Cole to be an employee. We note that he is
        your sole officer and director, he contributes approximately 40 hours per week to your
        Company, that you have paid him compensation.

Audit Committee, page 40

22.   We note that you do not have a separately designated audit, nominating or compensation
        committee. Please disclose any plans you have to form these separately designated
        committees or, in the alternative, state that you have no such plans.

Code of Ethics, page 41

23.   We note you indicate on page 39 that you plan to adopt a code of ethics that will prohibit
        your officers, directors and employees from engaging in certain transactions without your
        consent. Please tell us when you plan to adopt a code of ethics and describe the "certain
        transactions" to which you refer.

Executive Compensation, page 41

Summary Compensation Table, page 41

24.   We note from your disclosure on page 43 that on December 9, 2010, you issued
        5,000,000 shares of stock to Mr. Cole "in consideration of services." Please include this
        payment in your summary compensation table, as well as in your narrative discussion.

Security Ownership of Certain Beneficial Owners and Management, page 42

25.   Please revise to include all disclosure required by Item 403 of Regulation S-K. We note
        from your earlier disclosure on pages 17 and 18 that you have several shareholders who
        own at least 5% of your shares.

Certain Relationships and Related Transactions, page 43

26.   We note you indicate that 5,000,000 shares were issued to Mr. Cole for services he
        provided to the Company. Please describe in greater detail the services that were
        rendered by Mr. Cole. In addition, please disclose the business purpose behind the
        $5,000 advance to Mr. Cole.

27.   Please identify your promoters and the nature and amount of anything of value received
        or to be received directly or indirectly by each promoter. Please refer to Item 404(c) of
        Regulation S-K.

Dealer Prospectus Delivery Option

28.   Please revise this subheading to clarify that dealers have a prospectus delivery obligation, not an option.

29.   We note you indicate that dealers have a prospectus delivery obligation until 90 days after the date of this Prospectus. Please revise to clarify whether you mean 90 days after the effective date of this Prospectus.

Notes to the Financial Statements, page F-2

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-8

30.   Please expand your disclosure to specifically discuss each type of revenue you intend to earn including how and when the revenue will be recognized. Also discuss how you will determine when there is evidence of customer acceptance.

Item 15. Recent Sales of Unregistered Securities

31.   For each transaction listed, please indicate the section of the Securities Act or the rule under which the exemption from registration was claimed and state briefly the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-K.

Signatures

32.   Please revise your registration statement to type the name of each person who signs the registration statement beneath his signature. Please see the Instructions to Signatures on Form S-1 for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron, Senior Staff Accountant, at (202) 551-3439 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Attorney-Advisor, at (202) 551-3758 or me at (202) 551-3402 with any other questions.

Sincerely,

Angela R. McHale
Attorney

cc: Ray A. Balestri, Esq.
     Siobhán F. Kratovil, Esq.
     Bell Nunnally & Martin LLP
     Via *facsimile*: (214) 981-9081